Exhibit (h.12)

AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT

This AMENDMENT TO TRANSFER AGENCY AND SERVICE AGREEMENT, is effective as of January 1, 2006, by and among iSHARES TRUST, a statutory trust established under the laws of the state of Delaware (the “Fund”), and INVESTORS BANK & TRUST COMPANY, a Massachusetts trust company (the “Bank”).

WHEREAS, the Fund and Bank (together, the “Parties”) entered into a Transfer Agency and Service Agreement dated April 25, 2000, as amended from time to time (the “Agreement”); and

WHEREAS, the Fund and Bank desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendments.

(a)	The following new Section 1A shall be added to the Agreement following Section 1 thereof:

“1A. Definitions. The following terms are defined as follows:

“Key Performance Indicators” or “KPIs” mean the targets for specific key Service Levels specified in Appendix C hereto;

“Service Levels” means the service levels set out in the Service Level Agreements between the Fund, Barclays Global Investors, N.A. and the Bank.”

(b)	Section 16 of the Agreement is hereby deleted in its entirety and replaced with the following:

“16.	Term, Termination and Transition Assistance.

16.1 Term and Termination.

(a)	Term. The initial term of this Agreement shall be April 25, 2000, through December 31, 2005 (the “Initial Term”). The first renewal term of this Agreement shall be January 1, 2006 through April 30, 2013 (the “First Renewal Term”). Upon expiration of any Renewal Term (as defined below), the Parties, upon mutual agreement no later than one hundred eighty (180) days prior to the expiration of the First Renewal Term or of any Renewal Term, as the case may be, may renew this Agreement for successive terms (each, including the First Renewal Term, a “Renewal Term”).

(b)	Termination. The Fund may terminate this Agreement in whole or in part (for example, as to any Index Series) prior to the expiration of any Renewal Term upon sixty (60) days’ prior written notice in the form of Proper Instructions specifying the date upon which termination is to occur (“Termination Notice”) in the event that a conservator or receiver is appointed for the Bank in accordance with 12 USC §1821(c) or similar and successor provisions.

(c)	Further Termination. The Fund may terminate this Agreement in whole or in part (for example, as to any Index Series) prior to the expiration of any Renewal Term in the event:

(i)	that Bank fails to meet the criteria defined in each of six (6) separate Key Performance Indicators, each for four consecutive months, in any rolling twelve month period. For avoidance of doubt, this right shall only apply if the failure by the Bank to meet the Service Level as defined in the relevant KPI is not (a) the result of force majeure, (b) caused by the Fund or a direct result of a specific request by the Fund, (c) a direct result of a specific request by a duly authorized agent of the Fund, (d) caused by a third party other than an agent of Bank or (e) the result of an agreement by the Parties;

(ii)	of a material breach of a material provision of the Agreement;

(iii)	the Board of the Fund votes to liquidate the Fund and terminate its registration with the Securities and Exchange Commission other than in connection with a merger or acquisition of the Fund or the Fund’s investment adviser; or

(iv)	Barclays Global Investors, N.A. terminates its Custodial, Fund Accounting and Services Agreement (as amended) with the Bank pursuant to the fiduciary capacity provision in Section 13.1(b)(ii) of such agreement;

provided that the Fund shall not exercise its rights under subsections (c)(i) or (ii) above unless the Fund has first provided written notice to Bank of its intent to terminate under such subsection, and Bank: (x) does not present a plan to remedy or cure the KPI or breach that is reasonably acceptable to the Fund, which plan will be provided as soon as practicable, and in any event not later than ten (10) days after such notice, and (y) has not made substantial progress toward curing or remedying that KPI or breach in material respects to the reasonable satisfaction of the Fund, within thirty (30) days of presenting such plan to the Fund.

(d)	Assessment of Fee Schedule. Ninety (90) days prior to November 1, 2009, the parties shall assess the Fee Schedule relating hereto, the current state, and future strategic direction of, the Fund, the Bank and their respective industries. The parties will negotiate in good faith on amendments to the Fee Schedule arising from such assessment, and if the parties are unable to agree by November 1, 2009, the Fund may in its sole discretion terminate the Agreement.

(e)	Fund shall advise the Bank of any service level, practice, policy, circumstance or any breach by the Bank of which it becomes aware from time to time that, if unaddressed, would permit the termination of the Agreement under any of the bases set forth in this Section 16.1.

16.2	Transition Assistance.

(a)	In the event the Fund or any Index Series terminates the Agreement or any Account in accordance with Section 16.1(b), 16.1(c)(i)-(iv) or 16.1(d), or upon the expiration and non-renewal of the Agreement:

(i)	the Bank will immediately upon receipt of notice of termination or non-renewal, commence and prosecute diligently to completion the transfer of all cash and the delivery of all assets in the Fund’s (or Index Series’) accounts as to which the Agreement is terminated, duly endorsed, and all records maintained under the terms hereof and of the Service Level Agreements directly to such successor custodian appointed by the Fund (“Transfer”);

(ii)	the Bank will provide such reasonably necessary transition assistance (the “Transition Assistance”). The Bank will fully cooperate with the Fund and will provide such reasonable assistance as directed by Fund to effectively transition the services provided by the Bank to the Fund under this Agreement to a successor entity (or entities) as designated by the Fund in its sole discretion, including but not limited to using its commercially reasonable efforts to provide for an orderly transition of the Funds from Bank’s custody to the successor’s custody. During such transition period, the Fund will continue to pay the Bank the fees applicable to such services set forth in the then-current Fee Schedule, plus an amount calculated based on additional time and materials outside the usual services provided under this Agreement and required to effect the conversion of the services to a successor service provider. The Bank shall provide Transition Services for a period of up to twenty-four (24) months as requested by the Fund;

(iii)	Bank and Fund shall negotiate in good faith to agree on a plan for the orderly transition of the Fund to a successor service provider by no later than sixty (60) days after the date of termination or non-renewal; and

(iv)	Fund shall, in the event Transition Assistance is required for more than twenty-four (24) months from the date of termination, pay the Bank an annual bonus on a monthly basis in an amount equal to 5% of the aggregate fees being charged as of the date of termination; and

(v)	The Fund and the Bank will take all reasonably necessary steps as mutually agreed by the Parties, to assure the retention of key employees of Bank involved in the provision of Transition Services.

16.3	Release.

Upon Transfer of an Index Series or completion of the Transition Assistance, as the case may be, the Bank shall be released from any and all further obligations under this Agreement with respect to the Index Series as to which this Agreement is terminated; provided that Bank shall continue to be responsible for services normally provided by transfer agents post-conversion in the normal course of business at the Bank’s then current rates.

16.4	Survival

Notwithstanding anything to the contrary in this Agreement, each Party’s obligations under Sections 14 and 26 hereof shall continue and remain in full force and effect after the termination of this Agreement.

(c)	The following new Sections 26, 27 and 28 shall be inserted at the end of the Agreement:

“26.	Service Levels

(a) Service Credits. Only during the period in which the Bank is providing Transition Assistance:

(i)	In the event Bank fails to meet the criteria defined in the relevant Key Performance Indicator for two consecutive months, the Fund shall receive a “Service Credit”. “Service Credit” shall mean: a five percent (5%) reduction of fees, only for the service to which the uncured KPI relates, for the month in which the uncured KPI failures occurred, and only for the Index Series affected by the uncured KPI failures. For avoidance of doubt, this right shall only apply if the failure by the Bank to meet the Service Level as defined in the relevant KPI is not (a) the result of force majeure, (b) caused by the Fund or a direct result of a specific request by the Fund, (c) a direct result of a specific request by an agent of the Fund, (d) caused by a third party other than an agent of Bank or (e) the result of agreement by the Parties.

(ii)	Service Credits shall be calculated on a monthly basis, and the Service Credits shall be payable as an offset against current or future fees owed by the Fund, and upon termination, expiration or non-renewal of the Agreement, all unused Service Credits shall be paid in cash to the Fund.

(iii)	The Bank shall not be deemed to have failed to meet a monthly KPI where such failure arises from a single underlying cause that is promptly remedied by the Bank, without the occurrence of which, the Bank would not have failed to meet that KPI in that month.

(iv)	Time periods referenced in this section 26 shall begin to run as of the date Bank knows, reasonably should have known, or is notified of the relevant failure.

(v)	The Bank shall earn back 100% of any Service Credit, provided that the Bank achieves the applicable KPI requirement the failure of which led to the Service Credit for two consecutive months beginning in the month following the month in which the Service Credit is earned. For example, if the Bank fails to meet a particular KPI for January and February of a year, the Bank shall earn back 100% of the associated Service Credit if the Bank meets that KPI in the months of March and April.

(vi)	Bank acknowledges that its failure to meet the minimum levels set forth in the Key Performance Indicators would have a material adverse effect on the Fund’s business. Bank further acknowledges that the Service Credits represent a reduction in the fees payable by the Fund hereunder which, in turn, reflects Bank’s provision of a lower level of services than that required by the Fund. Bank further acknowledges that the Service Credits are reasonably proportionate to the loss likely to be suffered by the Fund as a result of the failure by Bank to meet the applicable KPIs.

(vii)	The level of Service Credits payable in any calendar year will not exceed in aggregate 5% of the aggregate fees payable under the Agreement for that year.

(viii)	The Fund shall not be entitled to recover as part of any damages claim any sums credited or paid as Service Credits if the damages claim arose from a KPI failure, provided the damages to which the Fund is otherwise entitled arose from the same services to which the KPI failure relates, for the same Index Series, and for the same underlying event.

(b) Customized Technology Deliverables. Bank will deliver into escrow for the benefit of the Fund copies of all final requirements documentation related to any builds, features or functionality customized for the Fund, that are incorporated into or used in connection with the provision of services under this Agreement (the “Requirements Documentation”), within thirty (30) days after such builds, features or functionality have been incorporated into or used in connection with the provision of services. Such Requirements Documentation shall be in the form customarily produced by the Bank in connection with such projects generally. The Fund shall have access to such Requirements Documentation only in the event of the termination of this Agreement other than by reason of breach by the Fund. Bank hereby grants to the Fund a worldwide, irrevocable, royalty-free, fully paid-up, non-transferable and non-exclusive license, solely for the purpose of the Fund’s or the Fund’s third party supplier assuming performance obligations for the Services previously performed by Bank hereunder.

27.	Service Enhancements.

Market Leader: Bank hereby commits that it will use commercially reasonable efforts to: (i) continue to develop and provide to the Fund service enhancements that will enable the Fund to maintain the Fund’s market leader position in product innovation, information technology, service delivery and securities lending; and (ii) be aggressively competitive in the marketplace with respect to the Fund’s create/redemption fees charged to brokers within the context of Bank’s overall fee schedule with respect to the Fund (collectively (i) and (ii), “Market Efforts”). The Fund acknowledges that Bank has been successful in providing Market Efforts during the Initial Term. Bank agrees that its Market Efforts will be and will continue to be during the Renewal Term no less favorable than those being offered at that time by Bank to any other customer purchasing services of a type substantially similar to the services provided hereunder relating to funds in aggregate substantially similar in scope (even if smaller in asset size) to the Index Series serviced under this Agreement. Bank shall, upon written request, review and have an officer of its company certify its compliance with this section to the Fund. If Bank at any time offers other customers or brokers processes, discounts and/or other cost reduction methods or improved services more favorable than those provided to the Bank pursuant to this Agreement such that the foregoing terms of this subsection become untrue, Bank shall promptly offer these to the Fund prospectively from the date such more favorable terms were offered to other customers or brokers, unless Bank is prevented from doing so in a reasonable manner due to third party patent related restrictions. Bank acknowledges that the requirements of this paragraph 27 are a material provision of this Agreement.

28.	Dispute Resolution.

(a)	In the event of any dispute under the Agreement, each Party will appoint a designated representative whose task will be to resolve the dispute (the “Representatives”). The Representatives will have five (5) business days to meet and discuss in good faith a resolution to the dispute. During the course of such discussions, each Party will honor the other Party’s reasonable requests for relevant information, including but not limited to providing copies of relevant documents. The specified format for such discussions will be left to the discretion of the Representatives, but may include the preparation and delivery of statements of facts or written statements of positions.

(b)	If the Representatives are unable to resolve the dispute within such five (5) day period, the Representatives will refer the dispute to their respective CEO, President or COO (the “Managers”). Such Managers will have ten (10) business days to meet and discuss in good faith a resolution of the dispute. If the Managers ate unable to resolve the dispute within such ten (10) day period, the Parties may elect to extend the time for such dispute resolution, or proceed in accordance with their respective rights under this Agreement or otherwise.

(c)	If the Parties are unable to resolve the dispute as set forth herein, the Parties may, upon mutual agreement, seek to resolve the dispute through mediation.”

2.	Miscellaneous.

a)	Except as amended hereby, the Agreement shall remain in full force and effect.

b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the day and year first written above.

iSHARES TRUST		INVESTORS BANK & TRUST COMPANY

By:	/s/ Michael Latham	By:	/s/ Michael F. Rogers

Name:	Michael Latham	Name:	Michael F. Rogers

Title:	Secretary / Treasurer iShares Trust & Inc.	Title:	President

Appendix C – Key Performance Indicators

	Service Category	Task	Criteria

1	Fund Accounting	Unit Value Accuracy	Achieve an accuracy rate of at least 99.8%.

2	Fund Accounting	Unit Value Delivery	Achieve a timeliness rate of SLA plus 1 hour at a rate of at least 98% for CTFs and SLA plus 2 hours at rate of 98% for iShares and MIPs.

3	Fund Accounting	Cash Projection Accuracy	Achieve an accuracy rate of at least 99.75% for CTFs and 99.7% for iShares and MIPs.

4	Fund Accounting	Cash Projection Delivery	Achieve a timeliness rate of SLA plus 1 hour at a rate of at least 99%.

5	TA	Distributions Delivery	Distributions will be processed into client’s accounts, by Payable Date + 2, with no more than 4 exceptions per month.

6	IT Services	SWIFT 535 and 950 messages and SEI Client Holdings and Transactions Report Delivery	Achieve a timeliness rate of SLA plus 3 hours with no more than 4 exceptions per month per message type.

7	Fund Accounting	Unit Settlement Delivery	Achieve a timeliness rate of SLA plus 2 hours with no more than 4 exceptions per month.

8	Fund Accounting	PRV Accuracy	Achieve an accuracy rate of at least 99.7%.

9	Corporate Actions	Corporate Actions Notification/Processing/ Posting for Vaulted Assets	Achieve SLA requirements for these activities at an accuracy rate of 99%.

10	TA	Trade Wires	Achieve a timeliness rate of SLA+1 hour at a rate of at least 99%.

11	TA	MIP Order Flow	Achieve a timeliness rate of SLA plus 2 hours at a rate of at least 99%.

12	Directed Loan Ops	Securities Loan Movements	Settlement percentage of 99%.